August 19, 2019
Office of Natural Resources
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Murphy Oil Corporation
Form 10-K for the Fiscal Year ended December 31, 2018
Filed February 27, 2019
Form 8-K Filed August 8, 2019
File No. 001-08590

Dear Sir or Madam:
We are writing this letter to respond to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated August 8, 2019 with respect to the above filings of Murphy Oil Corporation (the “Company”). For ease of review, the Staff’s comments from that letter are included below in italicized text, which are then followed by our response.
Form 10-K for the Fiscal Year Ended December 31, 2018
Note A - Significant Accounting Policies
Revenue Recognition, page 60

1.
Expand the disclosure, here or elsewhere in the notes to your financial statements, to more clearly describe the circumstances under which, and the reasons why, you record revenue net of certain costs associated with generation of revenue, including transportation, gathering, compression, and processing fees. Additionally, explain to us your support for this presentation under FASB ASC 606, including how it corresponds to the satisfaction of your performance obligations under the terms of the contracts with your customers.

Response: In 2018 and 2017 the costs associated with transportation, gathering, compression and processing to deliver the product to the customer were $73.6 million and $56.4 million, respectively. These amounts were netted against reported ‘revenue from sales to customers’ of $2,586.6 million and $2,078.5 million and represent 2.8% and 2.7% of the 2018 and 2017 reported ‘Revenue from sales to customers,’ respectively.
These costs are not presented separately on a gross basis because the amount is not considered material quantitatively or qualitatively to our financial statements. There is no impact on our reported ‘Operating income (loss) from continuing operations,’ ‘Net income (loss) attributable to Murphy,’ ‘Earnings before Interest, Tax, Depreciation & Amortization,’ ‘Income (Loss) per Common Share’ or ‘Consolidated statement of cash flows.’ We continually monitor the amounts of transportation, gathering, compression and processing netted against ‘Revenue from sales to customers’ and will report such costs on a gross basis in the future should these amounts become material. In future filings, we will remove the disclosure related to these costs as they are not considered material.

300 Peach Street, El Dorado, Arkansas 71730
t 870.862.6411 f 870.864.6373

Form 8-K dated August 8, 2019
Schedule of Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), page 13

2.
Your presentation of EBITDA includes an adjustment for discontinued operations. Exchange Act Release No. 47226 describes EBITDA as “earnings before interest, taxes, depreciation and amortization.” For the purpose of EBITDA, “earnings” means net income as presented in the statement of operations under GAAP. Measures that are calculated differently than those described as EBITDA in Exchange Act Release No. 47226 should not be characterized as “EBITDA” and their titles should be distinguished from “EBITDA,” such as “Adjusted EBITDA.” Accordingly, either revise your calculation of EBITDA or revise the title to distinguish it from EBITDA. See Compliance and Disclosure Interpretation 103.01.

Response: The Company is grateful for the Staff calling this to its attention and will ensure that in the future, its disclosures furnished pursuant to Item 2.02 of Form 8-K will comply in all respects with Exchange Act Release No. 47226 and Compliance and Disclosure Interpretation 103.01. including the requirement that EBITDA shall be presented as “earnings before interest, taxes, depreciation and amortization.” The Company will present the adjustment for discontinued operations after EBITDA as a component of Adjusted EBITDA.

Very truly yours,

/s/ David R. Looney
David R. Looney
Executive Vice President and Chief Financial Officer

/s/ Christopher D. Hulse
Christopher D. Hulse
Vice President and Controller